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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redi Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Hamilton Avenue, Suite 1003
(No. and Street)

White Plains (City) NY (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Jasiokowski 917-763-0850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Billet, Feit & Preis, P.C.
(Name – *if individual, state last, first, middle name*)

42 Broadway, Suite 1815, New York, NY 10004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Jasiokowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redi Investments, LLC, as of Dec 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

CEO

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDI INVESTMENTS, LLC

FINANCIAL STATEMENTS
(WITH INDEPENDENT AUDITOR'S REPORT)

FOR THE YEAR ENDED
DECEMBER 31, 2002

CONTENTS

BILLET, FEIT AND PREIS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

42 BROADWAY
NEW YORK, N. Y. 10004
(212) 425-3300
FAX
(212) 425-3131

LEO BILLET, C. P. A.
ROBERT PREIS, C. P. A.
YUSSIE STEIER, C. P. A.
STEVEN TABAK, C. P. A.

INDEPENDENT AUDITOR'S REPORT

To The Members
Redi Investments, LLC

We have audited the accompanying statement of financial condition of Redi Investments, LLC (the Company) as of December 31, 2002 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redi Investments, LLC. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Supplemental Schedules is presented or purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

BILLET, FEIT & PREIS, P.C.
Billet, Feit & Preis

Certified Public Accountants

February 14, 2003

REDI INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets	
Cash and cash equivalents	$ 74,301
Accounts receivable	25,349
Total Current Assets	99,650
Other Assets	
Security deposit	1,700
TOTAL ASSETS	$101,350

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts payable	$ 11,843
Members' Equity	89,507
TOTAL LIABILITIES AND MEMBERS' EQUITY	$101,350

See accompanying notes to financial statements.

REDI INVESTMENTS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$ 25,964
Incentive fees	200,142
Other	4,842
	230,948
Operating Expenses	
General and administrative	111,019
Research	40,002
Exchange and licensing fees	16,740
Guaranteed fee	22,000
Total Operating Expenses	189,761
Net Income	$ 41,187

See accompanying notes to financial statements.

REDI INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Members' equity – beginning of period	$ 279,320
Net income for year ended December 31, 2002	41,187
Members' distributions	(231,000)
Members' equity – end of period	$ 89,507

See accompanying notes to financial statements.

REDI INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net income	$ 41,187
Adjustments to reconcile net income to net cash used by operating activities	
Decrease (increase) in assets:	
Accounts receivable	169,705
Security deposits	(1,200)
Increase (decrease) in liabilities:	
Accounts payable, accrued and other	9,108
Accrued expenses and other liabilities	(3,722)
Total Adjustments	173,891
Net Cash Provided By Operating Activities	215,078
Cash Flows From Financing Activities	
Members' Distributions	(231,000)
Decrease in cash and cash equivalents	(15,922)
Cash and cash equivalents– beginning	90,223
Cash and cash equivalents – ending	$ 74,301
Supplemental Disclosures	
Cash payments for income taxes	$ 0
Cash payments for interest	$ 0

See accompanying notes to financial statements.

REDI INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2002

Note 1 Nature of Business and Significant Accounting Policies

Organization and Nature of Business
The Company was organized in the State of New York in June 2000 and is an introducing, non-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC). The Company is also a member of the National Association of Securities Dealers (NASD) and the National Futures Association (NFA) and is registered as a commodity trading advisor (CTA) and as a commodity pool operator.

The Company's primary business is to provide capital appreciation to institutional and sophisticated individual client accounts. Trading advice is offered to clients with respect to futures and forward contracts, options on futures contracts and physical commodities and other commodity related contracts traded on exchanges both foreign and domestic.

Securities Transactions
As the Company is a non-clearing broker dealer, all clients must open accounts with other clearing brokers or with a registered futures commission merchant (FCM) to maintain his/her account because the Company is not permitted to hold Client funds, securities, commodities or other property. In addition, the Company is not responsible for matters relating to the execution and clearance of transactions for a Client's account.

Commissions
Commission income and related clearing expenses are recorded on a trade-date basis as client transactions occur.

Incentive Fees
Incentive fees are computed on a monthly basis for performance purposes, however, clients pay the incentive fee based on net trading profits for accounts, or at a flat rate.

Concentration of Credit Risk
The Company's cash funds are located in one financial institution located in New York. At times such funds are in excess of SIPC insurance limits.

REDI INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2002
(CONTINUED)

Note 1 Significant Accounting Policies (continued)

Concentration of Revenue
The Company derived approximately 99% of its revenue from two clients, one of which is also a member. Approximately 48% of its revenue was derived from the member.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Income Taxes
The financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the members' respective income tax returns.

Occupancy Costs
Occupancy costs for 2002 were approximately $22,400.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business, and includes money market funds held at brokers.

Note 2 Accounts Receivable/Due from Member
Accounts receivable primarily includes amounts due from clients for incentive and other fees owed the Company. Of the total amount of $25,349, incentive fees and other charges totaling $10,000 were due from a member of the Company.

REDI INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2002
(CONTINUED)

Note 3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), and the Commodity Futures Trading Commission's minimum financial requirements, which require it to maintain minimum net capital of $30,000. The Company had net capital of approximately $60,972 at December 31, 2002.

Note 4 Subsequent Events

Subsequent to December 31, 2002 the Company made member distributions totaling $15,000. It expects to distribute an additional $10,000 within the first 6 months of 2003.

REDI INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES
AS OF DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$89,507
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		89,507
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
	B. Other (deductions) or allowable credits		0
5.	Total capital and allowable subordinated liabilities		89,507
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition	$27,049	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	0	
	D. Other deductions and/or charges	0	(27,049)
7.	Other additions and/or credits (List)		0
8.	Net capital before haircuts on securities positions		62,458
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments	0	

See independent auditor's report.

REDI INVESTMENTS, LLC
SUPPLEMENTARY SCHEDULES
AS OF DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL (CONTINUED)

B.	Subordinated securities borrowings	0	
C.	Trading and investment securities:	0	
	1. Exempted securities	0	
	2. Debt securities	0	
	3. Options	0	
	4. Other securities	1,486	
D.	Undue Concentration	0	
E.	Other (List)	0	(1,486)
10.	Net capital		60,972

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	789
12.	Minimum dollar net capital requirement of reporting broker or dealer	30,000
13.	Net capital requirement (greater of line 11 or 12)	30,000
14.	Excess net capital (line 10 less 13)	30,972
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	59,787

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		11,843
17	Add:		
	A. Drafts for immediate credit	0	

See independent auditor's report.

REDI INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES
AS OF DECEMBER 31, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS
(CONTINUED)

	B. Market value of securities borrowed for which no equivalent value is paid or credit	0	
	C. Other unrecorded amounts	0	
18.	Left blank intentionally		
19.	Total aggregate indebtedness		11,843
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)		19.4%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002) OF NET CAPITAL OF NET CAPITAL

Net Capital	
Net capital, as reported in Company's Part II	$60,972
(unaudited) FOCUS report	$60,972
Net capital per above	

See independent auditor's report.

BILLET, FEIT AND PREIS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

42 BROADWAY
NEW YORK, N.Y. 10004
(212) 425-3300
FAX
(212) 425-3131

LEO BILLET, C.P.A.
ROBERT PREIS, C.P.A.
YUSSIE STEIER, C.P.A.
STEVEN TABAK, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Members
Redi Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Redi Investments, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member's, management, the SEC, CFTC, NASD, NFA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

BILLET, FEIT & PREIS, P.C.

Billet, Feit & Preis

Certified Public Accountants

February 14, 2003